UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BLYTH, INC.

(Name of Subject Company (Issuer))

CB Shine Merger Sub, Inc.

(Offeror)

a direct wholly owned subsidiary of

CB Shine Holdings, LLC

(Offeror)

a direct wholly owned subsidiary of

Carlyle U.S. Equity Opportunity Fund, L.P.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

09643P207

(CUSIP Number of Class of Securities)

Carlyle U.S. Equity Opportunity Fund, L.P.

c/o The Carlyle Group

Attention: David Stonehill

520 Madison Avenue

New York, NY 10022

(212) 813-4900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Nazim Zilkha, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the planned tender offer by CB Shine Holdings, LLC, a Delaware limited liability company (“Parent”) and a direct subsidiary of Carlyle U.S. Equity Opportunity Fund, L.P., a Delaware limited partnership (“Sponsor”), and CB Shine Merger, Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), to purchase all of the outstanding shares of common stock, par value $0.02 per share of Blyth, Inc., a Delaware corporation (“Blyth”), to be commenced pursuant to the Agreement and Plan of Merger by and among Parent, Merger Sub and Blyth, dated as of August 30, 2015.

The tender offer for the outstanding Blyth’s common stock has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Blyth’s common stock. The solicitation and the offer to purchase shares of Blyth’s common stock will only be made pursuant to an offer to purchase and related materials that an affiliate of The Carlyle Group intends to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, an affiliate of The Carlyle Group will file a Tender Offer Statement on Schedule TO with the SEC, and Blyth will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. BLYTH STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by contacting the Blyth’s Investor Relations Department either by mail at One East Weaver Street, Greenwich, CT 06831, by telephone at (203) 552-6630 or by e-mail at sflinn@blyth.com.

Item 12.	Exhibits

Exhibit Number	Description

99.1	Joint Press Release issued by The Carlyle Group, L.P. and Blyth, Inc. on August 31, 2015